
Power to Gas
HYDROGENICS
e·on



VATTENFALL

Q4 2015 Earnings Presentation
March 9, 2016

HYDROGENICS
SHIFT **POWER** | **ENERGIZE** YOUR WORLD

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Q4 2015 Highlights

- Revenue $11.3M; gross margin 14.8%
- Signed 4 Certified Integrator Agreements for mobility applications in China
- Progress as major opportunities mature with Kolon, Kurion and Power-to-Gas
- Stronger deliveries for OnSite Generation
- Closed significant financing to strengthen balance sheet for 2016 growth







Our Strategy: Many applications on two standardized platforms
Impact: We scale volume in one, to the advantage of others

- Clean Continuous Power Generation in Korea
- Extended Range Electric Rail Transport for Europe
- Utility Scale Energy Storage for Germany
- Nuclear Waste Water Treatment in Japan
- Clean Electric Public Transport in California & China


HYDROGEN

Many applications on two standardized platforms
(Growth) (Simplicity & Cost Reduction)

Application: Energy Storage

e·on

- Critical reference sites continue to perform well with high visitor traffic
- Geographic reach of project pipeline and prospects now spans 8 countries
- $14B Energy Storage Market for Power-to-Gas by 2030
- $80M pipeline of qualified leads continues to mature
- Recent announcements of funding support for €15M project in Denmark and new 5MW project in Canada
- Broad recognition of hydrogen contribution to renewable energy integration is emerging in Europe and Asia
- "Only Hydrogen has the capacity to meet the needs" – E.ON


HYDROGENICS

Application: Continuous Clean Power

KOLON

- Initial 1MW pilot plant running well and meeting targets
- Next step for 50MW in final planning stages
- Detailed legal agreements, project financing and set-up of customer special purpose corporation under development
- Greater than $100M opportunity near-term
- Production must start in 2016 to meet customer timing - significant lift to backlog
- Overall two year site development
- Korea remains committed to fuel cell power generation





Application: Fuel Cell Mobility

CELERITY

- First deliveries have now been made to Alstom for development of rail application in Europe
- Further proposals filed for significant projects in California
- Four Certified Integrator Agreements in China supporting significant demand for product
    - $3M in firm orders in hand, with $7M pending
    - 2 Prototypes integrated next block orders anticipated
    - Chinese policy support for 1.0M RMB of 1.6M RMB cost for buses


CELERITY







Application: Removing Tritium from Contaminated Water

KURION

- Feb.3 2016 Kurion announced it is being acquired by French water treatment giant Veolia for $350M
- Kurion public announcement Feb 29th on successful progress of pilot testing
- Fukushima, Japan: Currently 800,000 cubic meters of contaminated water ~ 16,000 swimming pools (six more pools per day)
- Proprietary technology from partner Kurion supported by HYGS electrolysis to concentrate water volume 100,000 times
- Kurion chosen from international competition –180 proposals > 30 plans > 3 pilots
- Next major milestone March 2016 pilot report
- *Full-scale plant would be over 100MW of electrolysis*
- Detritiation process has a global market





Hydrogenics MW PEM Electrolyzer

Scaling Global Opportunity

	✓ Done	Next Steps
Power Generation	1MW building block in Korea commissioned Sept 2015	Confirmation of 1MW performance 50MW planned at same site (>$100M near-term potential) -- 300MW market in Korea
Power-to-Gas	1.5MW E.ON P2G site commissioned June 2015	Funding & EU policy support 80MW pipeline (~ $80M)
Mobility	• Alstom Rail first proto • New Energy Cars, Buses & Trucks • $20M proprietary propulsion contract	€50M backlog - Alstom Market support in NA, EU, & China ($10-$25M near-term potential) $64M remaining in propulsion program
Nuclear Waste Treatment	• Scalable block pilot plant delivered • Process experimentation complete	Base process block confirmation; full scale building block design; then decision on full scale ops.

Significant Traction Across Multiple Markets

- Energy Storage – Strong relationship with E.ON and Enbridge, proven technology, and global leadership in hydrogen-based storage to drive additional orders in 2016 and beyond
- Fuel Cell Power Generation – A nascent market driven by Korea, where HYGS' partnership with Kolon positions the Company for much higher revenue going forward
- Mobility – Key sales to industry leaders such as Alstom, with products that span the mobility space – buses, trucks, trains, airplanes, etc. – should lead to growth in China, Europe, and North America
- Fueling Stations – Leader in electrolyzer stations across the globe
- New Applications – Water purification, propulsion contract, and unannounced opportunities leveraging both electrolyzer and fuel cell technology
- Industrial Base Business – Number one in hydrogen electrolyzers worldwide for industrial applications

ALSTOM KOLON e.on KURION

Summary: Sound Management, Many Growth Avenues

- Pursuing multiple market opportunities to drive top line growth
- Focused on path to profitability
- Managing costs effectively
- Leveraging strong, global relationships
- A proven leader across the hydrogen technology space
- Scalable business with opportunities for recurring revenue
- Key reference sites in operation

Cost Discipline

Differentiated Growth Platform

Multiple Ways to Win

Q4 Revenue

Three months ended December 31, 2015


Revenue
$M
16.0
12.0
8.0
4.0
0.0
15.7
11.3
Power Systems
OnSite Generation
2014
2015


Revenue by Business Unit
$M
10
8
6
4
2
0
9.3
8.1
6.4
3.2
2014
2015
OnSite Generation
Power Systems

Notes

Revenue was $11.3 million, a 28% decrease year-over-year, reflecting the impact of the weakening Euro year-over-year against the US dollar, combined with reduced order volume in both the Power Systems and OnSite Generation groups.

YTD Revenue

Twelve months ended December 31, 2015


Revenue
$M
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
45.5
21%
35.9
Power Systems
OnSite Generation
2014
2015


Revenue by Business Unit
$M
35
31
27
23
19
15
11
7
3
-1
30.2
23.6
15.3
12.3
2014
2015
OnSite Generation
Power Systems

Notes

Revenue was $35.9 million, a 21% decrease year-over-year, primarily reflecting the impact of the weakening Euro year-over-year against the US dollar, combined with reduced order volume in both the Power Systems and OnSite Generation groups.

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Q4 Gross Margin

Three months ended December 31, 2015


Gross Margin
%
40.0
30.0
20.0
10.0
-
19.1
14.8
2014
2015
Power Systems
OnSite Generation


Gross Margin By Business Unit
%
30
25
20
15
10
5
0
14.8
15.8
25.3
12.3
2014
2015
OnSite Generation
Power Sytems

Notes

Gross margin was 14.8% of revenue for the quarter, versus 19.1% in the prior-year period driven by the decrease in revenue during the quarter bringing production capacity down from normal levels. Also contributing to the decrease was the delivery of several key first-of-a-kind projects that had a lower margin profile, changes in product mix (including a lower proportion of custom projects, including engineering services), as well as gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar.

YTD Gross Margin

Twelve months ended December 31, 2015


Gross Margin
%
40.0
30.0
20.0
10.0
-
24.6
16.6
8.0 Percentage Points
Power Systems
On Site Generation
2014
2015


Gross Margin By Business Unit
%
35
30
25
20
15
10
5
0
20.2
14.4
33.3
21.0
2014
2015
OnSite Generation
Power Sytems

Notes

Gross margin was 16.6% of revenue year-to-date, versus 24.6% in the prior-year period driven by the decrease in revenue during 2015 bringing production capacity down from normal levels, several key first-of-a-kind projects that had a lower margin profile, changes in product mix (including a lower proportion of custom projects, including engineering services), as well as gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar.

Q4 Cash Operating Costs

Three months ended December 31, 2015



$M
5.0
4.0
3.0
2.0
1.0
0.0
2.7
0.3
2.4
32% increase
3.6
1.0
2.6
R&D
SG&A
2014
2015

Notes

- Cash operating costs increased 32% primarily reflecting an increase in net R&D expense.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, stock-based compensation expense and compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to the reconciliation of this measure to loss from operations.

YTD Cash Operating Costs

Twelve months ended December 31, 2015


$M
16
14
12
10
8
6
4
2
0
13.9
1% increase
14.1
3.3
4.1
10.6
10.0
R&D
SG&A
2014
2015

Notes

- Cash operating costs were $14.1 million, versus $13.9 million in 2014. The year-over-year change primarily reflects higher costs a result of an increase in R&D expenditures partially offset by lower SG&A expenses.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, stock-based compensation expense and compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to the reconciliation of this measure to loss from operations.

Q4 Results

(in $ millions)

	Three months ended Dec. 31		Change	
	2015	2014	$	%
Revenue	$ 11.3	$ 15.7	(4.4)	(28)%
Gross Profit	1.7	3.0	(1.3)	(44)%
Gross Margin %	*14.8%*	*19.1%*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	2.5	2.5	-	- %
Research and product development	1.0	0.3	0.7	229%
Adjusted EBITDA	$ (1.8)	$ 0.2	$ (2.0)	N/A

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 24 for a reconciliation of this measure to net loss.

YTD Results

(in $ millions)

	Twelve months ended Dec. 31		Change	
	2015	2014	$	%
Revenue	$ 35.9	$ 45.5	(9.6)	(21)%
Gross Profit	6.0	11.2	(5.2)	(47)%
Gross Margin %	*16.6%*	*24.6%*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	9.8	10.4	(0.6)	(6)%
Research and product development	4.1	3.3	0.8	24%
Adjusted EBITDA	$ (7.9)	$ (2.5)	$ (5.4)	210%

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 25 for a reconciliation of this measure to net loss.

Order Backlog

As of December 31, 2015

($M)

	Oct. 1/15 Backlog	Orders Received	FX	Orders Delivered	Dec. 31/15 Backlog
OnSite Generation	$ 22.8	$ 2.9	$ (0.5)	$ 8.1	$ 17.1
Power Systems	76.1	5.1	(1.8)	3.2	76.2
Total	$ 98.9	$ 8.0	$ (2.3)	$ 11.3	$ 93.3

Of the above backlog of $93.3 million, we expect to recognize $22.3 million in the following twelve months as revenue. In addition, revenue for the year ending December 31, 2016 will also include orders received and delivered in 2016.

Consolidated Balance Sheet Highlights

($M)

	Dec. 31, 2015	Dec. 31, 2014	Change $	Change %
Cash and cash equivalents and restricted cash	$ 24.9	$ 10.4	14.5	139%
Trade, other and grants receivable	10.4	12.9	(2.5)	(19)%
Inventories	14.3	14.7	(0.4)	(3)%
Operating borrowings	1.1	-	1.1	100%
Trade and other payables	7.8	11.8	(4.0)	(34)%
Financial liabilities	9.0	1.4	7.6	551%

Q4 Reconciliation of Non-IFRS Measures – Cash Op. Costs

($M)

	Three months ended December 31, 2015	Three months ended December 31, 2014
Cash operating costs	$ 3.6	$ 2.7
Less: Gross profit	(1.7)	(3.0)
Add: Stock-based compensation	(0.4)	0.1
Add: Deferred compensation plans indexed to share price	0.2	(0.4)
Add: Amortization and depreciation	0.1	0.3
(Income)/Loss from operations	$ 1.8	$ (0.3)

* Note certain figures have been adjusted for rounding

YTD Reconciliation of Non-IFRS Measures – Cash Op. Costs

($M)

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014
Cash operating costs	$ 14.1	$ 13.9
Less: Gross profit	(6.0)	(11.2)
Add: Stock-based compensation	-	0.5
Add: Deferred compensation plans indexed to share price	(0.2)	0.1
Add: Amortization and depreciation	0.4	0.5
(Income)/Loss from operations	$ 8.3	$ 3.8

* Note certain figures have been adjusted for rounding

Q4 Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Three months ended December 31, 2015	Three months ended December 31, 2014
Net loss (income)	$ 2.1	$ (0.6)
Finance (income) loss, net	(0.3)	0.3
Amortization and depreciation	(0.2)	(0.2)
Compensation indexed to share price	(0.2)	0.4
Stock-based compensation expense	0.4	(0.1)
Adjusted EBITDA loss (income)	**$ 1.8**	**$ (0.2)**

* Note certain figures have been adjusted for rounding

YTD Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014
Net loss	$ 11.4	$ 4.5
Finance loss	(3.1)	(0.7)
Amortization and depreciation	(0.6)	(0.7)
Compensation indexed to share price	0.2	(0.1)
Stock-based compensation expense	-	(0.5)
Adjusted EBITDA loss	**$ 7.9**	**$ 2.5**

* Note certain figures have been adjusted for rounding

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